Exhibit 99.1

Cheetah Mobile Announces Second Quarter 2020

Unaudited Consolidated Financial Results

BEIJING, August 18, 2020 — Cheetah Mobile Inc. (NYSE: CMCM) (“Cheetah Mobile” or the “Company”), a leading mobile internet company with global market coverage, today announced its unaudited consolidated financial results for the second quarter ended June 30, 2020.

Management Commentary

Mr. Sheng Fu, Cheetah Mobile’s Chairman and Chief Executive Officer, stated, “Our second quarter revenue came in ahead of management’s expectations despite the unfavorable macro environment caused by the outbreak of COVID-19. We have shifted our business focus from overseas markets to the domestic market. As a result, non-GAAP operating losses continued to narrow in the quarter on a sequential basis. Specifically, the second quarter of 2020 was the third straight quarter in which our non-GAAP operating losses reduced since the third quarter of 2019. In addition, our non-GAAP net income attributable to Cheetah Mobile shareholders was RMB243.9 million in the quarter as we disposed of our remaining stake in Bytedance, while our number of AI-related robotics products in shopping malls grew to approximately 7,000 by the end of the second quarter. Looking ahead, we will continue to focus on the domestic market and our AI-related business in shopping malls to build a new growth engine for Cheetah Mobile over the long run.”

Mr. Thomas Ren, Cheetah Mobile’s Chief Financial Officer, commented, “We continued to streamline our operations and optimize our cost and expense structures for our mobile internet business and AI-related business during the second quarter of 2020. As a result, total cost and expenses decreased by 44.3% year over year and 15.2% quarter over quarter in the second quarter. Our cost savings helped us to expand our gross margin and reduce our non-GAAP operating loss in the quarter. In addition, Cheetah Mobile has a very strong balance sheet. Backed by our clear, strategic focus, strict cost saving measures, and strong cash position, we are confident in our ability to improve our financial condition in the coming quarters.”

Second Quarter 2020 Consolidated Financial Results

REVENUES

Total revenues were RMB394.2 million (US$55.8 million) in the second quarter of 2020, representing a decrease of 59.4% year over year. Excluding the impact resulting from the deconsolidation of LiveMe, total revenues decreased by 48.2% year over year in the second quarter of 2020.

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Revenues from utility products and related services decreased by 53.9% year over year to RMB195.4 million (US$27.7 million) in the second quarter of 2020. The year-over-year decrease was primarily due to (i) a decline in the Company’s mobile utility product business in overseas markets, (ii) a decline in the Company’s mobile utility product business in the domestic market, and (iii) a decline in PC-related revenues. In the second quarter of 2020, approximately 64.6% of the Company’s revenues from its utility products and related services business were generated from advertising while the remaining portion of revenues were generated from other sources, such as anti-virus software sales and office software sales.

Revenues from the Company’s mobile utility product business in overseas markets decreased by 68.4% year over year to RMB41.5 million in second quarter of 2020. This decrease was mainly due to the suspension of the Company’s advertising collaborations with Google since February 2020. On February 21, 2020, the Company announced that the Company’s Google Play Store, Google AdMob, and Google AdManager accounts had been disabled, which adversely affected its ability to attract new users and generate revenue from Google.

Revenues from the Company’s mobile utility product business in the domestic market decreased by 70.7% year over year to RMB54.2 million in the second quarter of 2020 primarily as a result of the headwinds in the domestic online advertising market. During the quarter, a large portion of the Company’s advertising clients located in major cities, such as Beijing, were negatively impacted by the second wave of COVID-19 and thus reduced their online advertising and marketing budgets. As a result, revenues generated by the Company from online marketing services were materially impacted in the period.

PC-related revenues decreased by 7.0% year over year to RMB99.6 million in the second quarter of 2020 as internet traffic in China continued to migrate from PCs to mobile devices.

Revenues from the mobile entertainment business decrease by 64.0% year over year to RMB179.4 million (US$25.4 million) in the second quarter of 2020. Excluding the impact resulting from the deconsolidation of LiveMe, revenues from the mobile games business decreased by 38.0% year over year to RMB179.4 million (US$25.4 million) in the second quarter of 2020. This decrease was primarily attributable to the suspension of the Company’s advertising collaborations with Google since February 2020. In the second quarter of 2020, approximately 54.7% of the Company’s revenues from its mobile games business were generated from advertising while the remaining portion of revenues were generated from in-game purchases.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 65.2% year over year to RMB113.7 million (US$16.1 million) in the second quarter of 2020. The decrease was primarily due to the deconsolidation of LiveMe and reduced bandwidth and cloud service costs in overseas markets. Non-GAAP cost of revenues decreased by 65.3% year over year to RMB113.4 million (US$16.1 million) in the second quarter of 2020.

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Gross profit decreased by 56.4% year over year to RMB280.5 million (US$39.7 million) in the second quarter of 2020. Non-GAAP gross profit decreased by 56.4% year over year to RMB280.8 million (US$39.7 million) in the second quarter of 2020.

Gross margin was 71.2% in the second quarter of 2020, compared to 66.3% in the same period last year. Non-GAAP gross margin was 71.2% in the second quarter of 2020, compared to 66.3% in the same period last year.

OPERATING INCOME/LOSS AND EXPENSES

Total operating expenses decreased by 33.7% year over year to RMB463.4 million (US$65.6 million) in the second quarter of 2020. Total non-GAAP operating expenses decreased by 37.8% year over year to RMB413.5 million (US$58.5 million) in the second quarter of 2020.

•

Research and development expenses decreased by 40.8% year over year to RMB125.0 million (US$17.7 million) in the second quarter of 2020. This decrease was primarily attributable to a reduction in the personnel for the Company’s utility products and related services business in overseas markets as the Company chose to shift its focus from overseas markets to the domestic market. This decrease was also due to the deconsolidation of LiveMe. Non-GAAP research and development expenses decreased by 42.8% year over year to RMB113.2 million (US$16.0 million) in the second quarter of 2020.

•

Selling and marketing expenses decreased by 46.2% year over year to RMB205.6 million (US$29.1 million) in the second quarter of 2020. This decrease was mainly due to the reduction in promotional activities for the Company’s mobile apps in overseas markets, in particular, mobile games. Non-GAAP selling and marketing expenses decreased by 46.3% year over year to RMB204.8 million (US$29.0 million) in the second quarter of 2020.

•

General and administrative expenses increased by 13.8% year over year to RMB133.8 million (US$18.9 million) in the second quarter of 2020. This increase was primarily due to increased stock-based compensation expenses. Non-GAAP general and administrative expenses decreased by 1.6% year over year to RMB96.5 million (US$13.7 million) in the second quarter of 2020.

Operating loss was RMB182.9 million (US$25.9 million) in the second quarter of 2020, compared to an operating loss of RMB55.7 million in the same period last year and an operating loss of RMB148.0 million in the previous quarter. Non-GAAP operating loss was RMB132.7 million (US$18.8 million) in the second quarter of 2020, compared to a non-GAAP operating loss of RMB21.8 million in the same period last year and a non-GAAP operating loss of RMB141.1 million in the previous quarter.

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The Company has reported its operating profit (loss) along the following segments since the second quarter of 2017:

•

Operating profit for utility products and related services was RMB56.5 million in the second quarter of 2020, decreasing from RMB121.1 million in the same period last year due to the 53.9% year-over-year decrease in revenues generated from the Company’s utility products and related services business. Cost and expenses for the Company’s utility products and related services decreased by 54.1% year over year in the second quarter of 2020. These decreases were primarily due to the reduction in overseas markets expenditures as the Company shifted its focus to the domestic market.

•

Operating loss for the mobile entertainment business was RMB20.9 million in the second quarter of 2020, decreasing from RMB68.4 million in the same period last year and RMB36.4 million in the previous quarter. The year-over-year reduction in operating loss was mainly attributable to the deconsolidation of LiveMe, while the quarter-over-quarter reduction in operating loss resulted from the Company’s decision to shift its focus from overseas markets to the domestic market.

Share-based compensation expenses were RMB50.2 million (US$7.1 million) in the second quarter of 2020, compared to RMB34.0 million in the same period last year.

OTHER INCOME, NET

Other income, net was RMB453.5 million (US$64.2 million) in the second quarter of 2020, which was primarily due to the disposal of equity ownership in Bytedance Ltd.

NET INCOME/LOSS ATTRIBUTABLE TO CHEETAH MOBILE SHAREHOLDERS

Net income attributable to Cheetah Mobile shareholders was RMB193.7 million (US$27.4 million) in the second quarter of 2020, compared to a net income attributable to Cheetah Mobile shareholders of RMB48.5 million in the same period last year.

Non-GAAP net income attributable to Cheetah Mobile shareholders was RMB243.9 million (US$34.5 million) in the second quarter of 2020, compared to a net income attributable to Cheetah Mobile shareholders of RMB82.5 million in the same period last year.

NET INCOME/LOSS PER ADS

Diluted earnings per ADS was RMB1.38 (US$0.20) in the second quarter of 2020, compared to RMB0.28 in the same period last year. Non-GAAP diluted earnings per ADS was RMB1.74 (US$0.25) in second quarter of 2020, compared to diluted earnings per ADS of RMB0.52 in the same period last year.

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BALANCE SHEET

As of June 30, 2020, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB3,202.4 million (US$453.3 million).

SHARES ISSUED AND OUTSTANDING

As of June 30, 2020, the Company had a total of 1,398,070,159 Class A and Class B ordinary shares issued and outstanding. One ADS represents 10 Class A ordinary shares.

Business Outlook

For the third quarter of 2020, the Company expects its total revenues to be between RMB310 million (US$43.9 million) and RMB360 million (US$51.0 million). This amount reflects the fact that LiveMe’s revenues will no longer be included in the Company’s revenues as well as the Company’s current and preliminary expectations, which assume that the COVID-19 situation will not cause any significant disruptions to its operations throughout the remainder of the third quarter.

Recent Development

On July 9, 2020, the Company used cash from its balance sheet to pay a special cash dividend of US$1.44 per ADS to its shareholders. The aggregate amount of the cash dividends was about US$200 million.

Conference Call Information

The Company will hold a conference call on Tuesday, August 18, 2020, at 8:00 a.m. Eastern Time (or 8:00 p.m. Beijing Time) to discuss its financial results. Listeners may access the call by dialing the following numbers:

International: +1-412-902-4272

United States Toll Free: +1-888-346-8982

Mainland China Toll Free: 4001-201-203

Hong Kong Toll Free: 800-905-945

Conference ID: Cheetah Mobile

The replay will be accessible August 25, 2020 by dialing the following numbers:

International: +1-412-317-0088

United States Toll Free: +1-877-344-7529

Access Code: 10147113

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.cmcm.com.

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Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this press release were made at a rate of RMB7.0651 to US$1.00, the exchange rate in effect as of June 30, 2020, as set forth in the H.10 statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

About Cheetah Mobile Inc.

Cheetah Mobile is a leading mobile Internet company with global market coverage. It has attracted hundreds of millions of monthly active users through its mobile utility products such as Clean Master and Cheetah Keyboard, casual games such as Piano Tiles 2 and Bricks n Balls. The Company’s advertising customers include direct advertisers and mobile advertising networks. Through the Company’s advertising products, advertisers can promote their products and services to a wide range of mobile users. The Company also provides value-added services to its mobile application users through the sale of in-app virtual items on selected mobile products and games. Cheetah Mobile is committed to leveraging its cutting-edge artificial intelligence technologies to power its products and make the world smarter. It has been listed on the New York Stock Exchange since May 2014.

Safe Harbor Statement

This press release contains forward-looking statements. These statements, including management quotes and business outlook, constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in the forward-looking statements, including but are not limited to the following: Cheetah Mobile’s growth strategies; Cheetah Mobile’s ability to retain and increase its user base and expand its product and service offerings; Cheetah Mobile’s ability to monetize its platform; Cheetah Mobile’s future business development, financial condition and results of operations; competition with companies in a number of industries including internet companies that provide online marketing services and internet value-added services; expected changes in Cheetah Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Cheetah Mobile’s filings with the U.S. Securities and Exchange Commission. Cheetah Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

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Use of Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures:

•	Non-GAAP cost of revenues excludes share-based compensation expenses

•	Non-GAAP gross profit excludes share-based compensation expenses

•	Non-GAAP gross margin excludes share-based compensation expense

•	Total non-GAAP operating expenses exclude share-based compensation expenses and impairment of goodwill

•	Non-GAAP research and development expenses exclude share-based compensation expenses
•	Non-GAAP selling and marketing expenses exclude share-based compensation expenses

•	Non-GAAP general and administrative expenses exclude share-based compensation expenses

•	Non-GAAP operating profit/loss excludes share-based compensation expenses and impairment of goodwill

•	Non-GAAP net income/loss attributable to Cheetah Mobile shareholders excludes share-based compensation expenses and impairment of goodwill

•	Non-GAAP diluted income/loss per ADS excludes share-based compensation expenses and impairment of goodwill

The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

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In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Cheetah Mobile Inc. Reconciliations of GAAP and Non-GAAP Results”.

Investor Relations Contact

Cheetah Mobile Inc.

Helen Jing Zhu

Tel: +86 10 6292 7779 ext. 1600

Email: helenjingzhu@cmcm.com

ICR Inc.

Xinran Rao

Tel: +1 (646) 417-5395

Email: IR@cmcm.com

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CHEETAH MOBILE INC.

Condensed Consolidated Balance Sheets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”)

	As of
	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	983,004	2,414,931	341,811
Restricted cash	2,638	1,185	168
Short-term investments	1,369,118	786,292	111,292
Accounts receivable	469,276	322,122	45,593
Prepayments and other current assets	936,109	1,095,753	155,094
Due from related parties	233,255	225,942	31,980

Total current assets	3,993,400	4,846,225	685,938

Non-current assets:
Property and equipment, net	103,397	96,099	13,602
Right-of-use assets, net	183,563	158,225	22,395
Intangible assets, net	44,476	43,879	6,211
Investment in equity investees	194,473	197,317	27,928
Other long term investments	2,322,251	1,866,744	264,220
Due from related parties	25,533	27,168	3,845
Deferred tax assets	31,951	54,514	7,716
Other non-current assets	112,700	115,217	16,308

Total non-current assets	3,018,344	2,559,163	362,225

Total assets	7,011,744	7,405,388	1,048,163

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans	—	70,795	10,020
Accounts payable	87,524	72,506	10,263
Accrued expenses and other current liabilities	1,504,728	2,103,133	297,679
Due to related parties	92,210	1,027,607	145,448
Income tax payable	60,657	31,407	4,445

Total current liabilities	1,745,119	3,305,448	467,855

Non-current liabilities:
Deferred tax liabilities	82,847	66,767	9,450
Other non-current liabilities	189,231	324,210	45,889

Total non-current liabilities	272,078	390,977	55,339

Total liabilities	2,017,197	3,696,425	523,194

Shareholders’ equity:
Ordinary shares	225	233	33
Additional paid-in capital	2,649,342	2,720,260	385,028
Retained earnings	1,944,938	546,962	77,417
Accumulated other comprehensive income	337,773	387,120	54,793

Total Cheetah Mobile shareholders’ equity	4,932,278	3,654,575	517,271
Noncontrolling interests	62,269	54,388	7,698

Total equity	4,994,547	3,708,963	524,969

Total liabilities and equity	7,011,744	7,405,388	1,048,163

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CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	USD
Revenues	970,145	528,088	394,210	55,797
Utility products and related services	423,524	210,838	195,361	27,652
Mobile entertainment	498,021	285,492	179,398	25,392
AI and others	48,600	31,758	19,451	2,753
Cost of revenues (a)	(326,982)	(147,736)	(113,661)	(16,088)

Gross profit	643,163	380,352	280,549	39,709
Operating income and expenses:
Research and development (a)	(211,369)	(142,588)	(125,036)	(17,698)
Selling and marketing (a)	(381,818)	(302,753)	(205,562)	(29,095)
General and administrative (a)	(117,644)	(88,621)	(133,840)	(18,944)
Other operating income, net	11,957	5,596	998	141

Total operating income and expenses	(698,874)	(528,366)	(463,440)	(65,596)
Operating loss	(55,711)	(148,014)	(182,891)	(25,887)
Other income (expenses):
Interest income, net	31,988	17,854	8,496	1,203
Foreign exchange gain (loss), net	1,280	(12,091)	(3,409)	(483)
Gain (loss) from equity method investments, net	10,566	(2,463)	(5,452)	(772)
Other income, net	33,766	42,868	453,549	64,196

Income (loss) before taxes	21,889	(101,846)	270,293	38,257
Income tax benefits (expenses)	24,422	(6,539)	(82,198)	(11,634)

Net income (loss)	46,311	(108,385)	188,095	26,623
Less: net loss attributable to noncontrolling interests	(2,220)	(3,796)	(5,626)	(796)

Net income (loss) attributable to Cheetah Mobile shareholders	48,531	(104,589)	193,721	27,419

Earnings (losses) per share
Basic	0.03	(0.08)	0.14	0.02
Diluted	0.03	(0.08)	0.14	0.02
Earnings (losses) per ADS
Basic	0.28	(0.76)	1.41	0.20
Diluted	0.28	(0.76)	1.38	0.20
Weighted average number of shares outstanding
Basic	1,367,557,150	1,378,171,071	1,383,251,669	1,383,251,669
Diluted	1,388,236,454	1,378,171,071	1,405,836,201	1,405,836,201
Weighted average number of ADSs outstanding
Basic	136,755,715	137,817,107	138,325,167	138,325,167
Diluted	138,823,645	137,817,107	140,583,620	140,583,620
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	93,367	59,974	(2,116)	(300)
Unrealized gain (loss) on available-for-sale securities, net	3,872	(7,250)	—	—

Other comprehensive income (loss)	97,239	52,724	(2,116)	(300)

Total comprehensive income (loss)	143,550	(55,661)	185,979	26,323
Less: Total comprehensive loss attributable to noncontrolling interests	(1,698)	(2,735)	(5,426)	(768)

Total comprehensive income (loss) attributable to Cheetah Mobile shareholders	145,248	(52,925)	191,405	27,091

CHEETAH MOBILE INC.

Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share(or ADS) data)

	For The Three Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020
(a) Share-based compensation expenses	RMB	RMB	RMB	USD
Cost of revenues	143	96	230	33
Research and development	13,578	6,737	11,826	1,674
Selling and marketing	593	(1,222)	785	111
General and administrative	19,640	1,292	37,359	5,288

Total	33,954	6,903	50,200	7,106

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CHEETAH MOBILE INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for per share data )

	For The Three Months Ended June 30, 2020
	GAAP	Share-based	Non-GAAP	Non-GAAP
	Result	Compensation	Result	Result
	RMB	RMB	RMB	USD
Revenues	394,210	—	394,210	55,797
Cost of revenues	(113,661)	230	(113,431)	(16,055)
Gross profit	280,549	230	280,779	39,742
Research and development	(125,036)	11,826	(113,210)	(16,024)
Selling and marketing	(205,562)	785	(204,777)	(28,984)
General and administrative	(133,840)	37,359	(96,481)	(13,656)
Other operating income	998	—	998	141

Total operating income and expenses	(463,440)	49,970	(413,470)	(58,523)
Operating loss	(182,891)	50,200	(132,691)	(18,781)
Net income attributable to Cheetah Mobile shareholders	193,721	50,200	243,921	34,525
Diluted earnings per ordinary share (RMB)	0.14	0.04	0.17
Diluted earnings per ADS (RMB)	1.38	0.36	1.74
Diluted earnings per ADS (USD)	0.20	0.05	0.25

	For The Three Months Ended March 31, 2020
	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result
	RMB	RMB	RMB
Revenues	528,088	—	528,088
Cost of revenues	(147,736)	96	(147,640)

Gross profit	380,352	96	380,448
Research and development	(142,588)	6,737	(135,851)
Selling and marketing	(302,753)	(1,222)	(303,975)
General and administrative	(88,621)	1,292	(87,329)
Other operating income	5,596	—	5,596

Total operating income and expenses	(528,366)	6,807	(521,559)
Operating loss	(148,014)	6,903	(141,111)
Net loss attributable to Cheetah Mobile shareholders	(104,589)	6,903	(97,686)
Diluted losses per ordinary share (RMB)	(0.08)	0.01	(0.07)
Diluted losses per ADS (RMB)	(0.76)	0.05	(0.71)

	For The Three Months Ended June 30, 2019
	GAAP	Share-based	Non-GAAP
	Result	Compensation	Result
	RMB	RMB	RMB
Revenues	970,145	—	970,145
Cost of revenues	(326,982)	143	(326,839)

Gross profit	643,163	143	643,306
Research and development	(211,369)	13,578	(197,791)
Selling and marketing	(381,818)	593	(381,225)
General and administrative	(117,644)	19,640	(98,004)
Other operating income	11,957	—	11,957

Total operating income and expenses	(698,874)	33,811	(665,063)
Operating loss	(55,711)	33,954	(21,757)
Net income attributable to Cheetah Mobile shareholders	48,531	33,954	82,485
Diluted earnings per ordinary share (RMB)	0.03	0.02	0.05
Diluted earnings per ADS (RMB)	0.28	0.24	0.52

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CHEETAH MOBILE INC.

Information about Segment

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for percentage)

	For The Three Months Ended June 30, 2020
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	USD
Revenue	195,361	179,398	19,451	—	394,210	55,797
Operating profit (loss)	56,460	(20,851)	(168,300)	(50,200)	(182,891)	(25,887)
Operating margin	28.9%	(11.6)%	(865.3)%	—	(46.4)%	(46.4)%

	For The Three Months Ended March 31, 2020
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	210,838	285,492	31,758	—	528,088
Operating profit (loss)	44,169	(36,359)	(148,921)	(6,903)	(148,014)
Operating margin	20.9%	(12.7)%	(468.9)%	—	(28.0)%

	For The Three Months Ended June 30, 2019
	Utility Products and Related Services	Mobile Entertainment	AI and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB
Revenue	423,524	498,021	48,600	—	970,145
Operating profit (loss)	121,079	(68,398)	(74,438)	(33,954)	(55,711)
Operating margin	28.6%	(13.7)%	(153.2)%	—	(5.7)%

*	Unallocated expenses refer to SBC expenses and goodwill impairment that are not allocated to individual segments.

CHEETAH MOBILE INC.

Reconciliation from Net Income Attributable to Cheetah Mobile Shareholders to Adjusted EBITDA (Non-GAAP)

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	USD
Net income (loss) attributable to Cheetah Mobile shareholders	48,531	(104,589)	193,721	27,419
Add:
Income tax (benefits) expenses	(24,422)	6,539	82,198	11,634
Interest income, net	(31,988)	(17,854)	(8,496)	(1,203)
Depreciation and amortization	16,809	18,548	18,528	2,622
Net loss attributable to noncontrolling interests	(2,220)	(3,796)	(5,626)	(796)
Other income, net	(45,612)	(28,314)	(444,688)	(62,941)
Share-based compensation	33,954	6,903	50,200	7,106

Adjusted EBITDA	(4,948)	(122,563)	(114,163)	(16,159)

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CHEETAH MOBILE INC.

Revenues Generated from PC-based and Mobile-based Applications and Services

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	USD
PC	142,346	117,502	118,343	16,750
Mobile	827,799	410,586	275,867	39,047

Total	970,145	528,088	394,210	55,797

CHEETAH MOBILE INC.

Revenues Generated from Domestic and Overseas Markets

(Unaudited, amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For The Three Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020
	RMB	RMB	RMB	USD
Domestic	382,396	234,335	163,589	23,155
Overseas	587,749	293,753	230,621	32,642

Total	970,145	528,088	394,210	55,797

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